UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2011

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
December 31, 2011 and 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

                                        By:  Thermo Fisher Scientific Inc., Pension Committee

                                        By:  /s/ Peter M. Wilver
                                               Peter M. Wilver
                                               Senior Vice President, Chief Financial Officer and
                                               Member of the Pension Committee

Date:  June 18, 2012

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2011 and 2010

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4-11

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
    Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Thermo Fisher Scientific Inc. 401(k) Retirement Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 18, 2012

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

(In thousands)	2011	2010

Assets
Investments, at fair value	$1,356,616	$1,387,337

Receivables
Employer contributions	4,114	3,177
Participant contributions	2,671	2,824
Notes receivable from participants	27,179	26,196

	33,964	32,197

Net assets reflecting investments at fair value	1,390,580	1,419,534

Adjustment from fair value to contract value for collective trust investments in fully benefit-responsive investment contracts	(4,726)	(4,127)

Net assets available for benefits	$1,385,854	$1,415,407

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

(In thousands)	2011

Additions
Investment income
Dividends and interest income	$25,783
Net depreciation in fair value of investments	(53,012)

Total investment loss, net	(27,229)

Interest income on notes receivable from participants	1,212

Contributions
Employer	58,824
Participants	83,742
Participant rollover	15,484

Total contributions	158,050

Total additions, net	132,033

Deductions
Benefits paid to participants	161,243
Administrative expenses	343

Total deductions	161,586

Net decrease in net assets available for benefits	(29,553)

Net Assets Available for Benefits
Beginning of year	1,415,407

End of year	$1,385,854

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2011
Note 1.Plan Description

The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the “Plan Sponsor”, the “Company”). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Eligible employees of the Company become participants on their date of hire.

Contributions

Each year participants may contribute on a pre-tax basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan offers investment options in twenty investment funds and the Company’s common stock. Contributions are subject to certain limitations. Employee contributions and Company match are recorded on a bi-weekly basis or weekly for those employees on a weekly payroll.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company match, income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Administrative Expenses

The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan. Administrative fees for loan transactions are paid by the participants, and are included in the Statement of Changes in Net Assets Available for Benefits.

Vesting

Participants are immediately vested in both their voluntary contributions and the Company contributions plus actual income or losses on those balances.

Notes Receivable from Participants

Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant’s account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rates on existing loans range from 4.25% to 9.75% at December 31, 2011 and from 4.25% to 11.50% at December 31, 2010. Principal and interest are repaid through payroll deductions.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2011
Benefit Payments and Plan Withdrawals

Upon termination of service, a participant (or beneficiary) may elect to receive the participant’s account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

In April 2011, the Company sold, in separate transactions, two business units. During the year, the employees affected by these dispositions withdrew an aggregate of approximately $56,500,000, which is included in the benefit payments on the Statement of Changes in Net Assets Available for Benefits.

Forfeitures

Forfeitures that exist in the Plan were either introduced into the Plan as a result of plan mergers or were created in previous years before vesting in Company contributions was immediate. All participant accounts in the Plan were 100% vested as of January 1, 2008.

Forfeitures are used to reduce future employer contributions or pay Plan expenses. In 2011, $160,000 was paid from the Plan’s forfeiture accounts to fund company matching contributions. Changes in accumulated forfeitures include investment gains and losses. At December 31, 2011, there were no accumulated forfeitures available to reduce future employer contributions or pay Plan expenses.

Administrative Budget Account

T. Rowe Price earns a set fee for recordkeeping services. If the Plan’s share of the investment expenses incurred by the mutual funds and other investments held by the Plan exceeds this fee amount, the excess is deposited by T. Rowe Price into a separate Plan account which can be used to pay other Plan expenses, such as audit and investment consultation fees. Deposits in this Plan account are invested in the Summit Cash Reserve Fund. Plan expenses of $265,000 were paid from this account during 2011. At December 31, 2011 and 2010, there was $1,533,000 and $859,000, respectively, in this account available to pay Plan expenses.

Note 2.Summary of Significant Accounting Policies

Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value at year-end. The Plan’s interests in collective trusts are valued based on the fair value and contract value of the underlying investments of those funds or trusts. The Company’s common stock is valued based on quoted market prices. Refer to Note 5 for more information on valuation of the Plan’s investments.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2011
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in certain collective trusts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document.

Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassification

Certain amounts have been reclassified in the prior year financial statements to conform to current year presentation.

Subsequent Events

The Company has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2011

    The Company acquired Dionex Corporation in May 2011. The Dionex 401(k) Plan (the “Dionex plan”) was merged into the Thermo Fisher Scientific Inc. 401(k) Retirement Plan effective January 13, 2012. As of January 12, 2012, the net assets of the Dionex plan were held by Fidelity Management Trust Company, which was the trustee. The transfer of $74,208,000 of plan assets to T. Rowe Price, occurred in January 2012. Participants of the Dionex plan were immediately vested in their entire account balance upon the plan merger.

On January 13, 2012, the Plan replaced all of the T. Rowe Price Retirement Funds with T. Rowe Price Retirement Active Trusts. Participant balances in any of the T. Rowe Price Retirement Funds were exchanged for units of a similar Retirement Active Trust. The plan made this change to reduce the cost of investing in the age-based investment options. The active trusts are similar to the retirement funds in many ways but generally have lower fees and are only available to qualified retirement plans.

Recent Accounting Pronouncements

In January 2010, new guidance was issued amending fair value measurements and disclosures. This guidance requires a gross presentation of activities within the Level 3 rollforward and adds a new requirement to disclose significant transfers in and out of Level 1 and Level 2 measurements, and the reasons for those transfers. The guidance further clarifies the existing disclosure requirements regarding: i) the level of disaggregation of fair value measurements, and ii) the disclosures regarding inputs and valuation techniques. This guidance was effective for the Plan's fiscal year beginning January 1, 2010, except for the gross presentation of the Level 3 activity, which was effective for the Plan's fiscal year beginning January 1, 2011. The additional disclosures have been made where applicable.

    In May 2011, further guidance was issued amending fair value measurements and disclosures. The new guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this guidance will have a material impact on the plan's financial statements.

Note 3.Tax Status

The Plan has received a favorable determination letter dated February 4, 2009, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan’s tax counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2011

Note 4.Investments

Investments of the Plan’s net assets are as follows:

	December 31,
(In thousands, except shares)	2011	2010

Cash	$—	$22

Mutual Funds – Asset Allocation
T. Rowe Price Retirement 2020 Fund (1)(2)	181,348	187,675
T. Rowe Price Retirement 2025 Fund (1)(2)	159,602	164,984
T. Rowe Price Retirement 2030 Fund (1)(2)	138,985	144,426
T. Rowe Price Retirement 2015 Fund (1)(2)	122,792	136,427
T. Rowe Price Retirement 2035 Fund (1)(2)	90,319	89,870
T. Rowe Price Retirement 2040 Fund	63,624	62,593
T. Rowe Price Retirement 2010 Fund	58,290	68,419
T. Rowe Price Retirement 2045 Fund	30,589	28,255
T. Rowe Price Retirement Income Fund	16,368	15,970
T. Rowe Price Retirement 2005 Fund	15,112	19,621
T. Rowe Price Retirement 2050 Fund	11,572	9,920
T. Rowe Price Retirement 2055 Fund	3,644	3,022

Mutual Funds – Equity
Dodge & Cox International Stock Fund (2)	64,056	79,990
Dodge & Cox Stock Fund	55,920	58,730
Vanguard Mid Capitalization Index Fund, Instl.	48,221	47,676

Mutual Funds – Fixed Income
PIMCO Total Return Fund	46,186	—
T. Rowe Price Summit Cash Reserves Fund	1,533	859
Western Asset Core Plus Bond Fund, Instl.	—	38,829

Common Collective Trust – Guaranteed Investment Contract
T. Rowe Price Stable Value Fund (1)(2)	135,515	114,193

Common Collective Trusts – Equity
SSGA S&P 500 Index Fund	34,538	32,936
Jennison Institutional U.S. Small-Cap Equity Fund	28,143	26,585
T. Rowe Price Growth Stock Trust	24,281	25,627

Common Stock
Thermo Fisher Scientific Inc., 577,670 and 554,699 shares, respectively	25,978	30,708

Total Investments, at Fair Value	$1,356,616	$1,387,337

(1) Investment represents five percent or more of the Plan’s net assets at December 31, 2011.
(2) Investment represents five percent or more of the Plan’s net assets at December 31, 2010.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2011

During 2011, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value by $53,012,000, as follows:

(In thousands)	Year Ended December 31, 2011

Mutual Funds	$47,372
Common Collective Trusts	(10)
Common Stock	5,650

Net Decrease in Fair Value	$53,012

Dividends and interest income of $25,783,000 consisted of the following for the year ended December 31, 2011:

(In thousands)	Year Ended December 31, 2011

Mutual Funds	$21,834
Common Collective Trusts	3,949

Dividends and Interest Income	$25,783

Note 5.     Fair Value Measurements

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2011

The following table presents information about the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2011:

(In thousands)	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Asset allocation funds	$892,245	$892,245	$—	$—
Equity funds	255,159	168,197	86,962	—
Guaranteed investment contract funds	135,515	—	135,515	—
Fixed income funds	47,719	47,719	—	—
Common stock	25,978	25,978	—	—

Total assets at fair value	$1,356,616	$1,134,139	$222,477	$—

The following table presents information about the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2010:

(In thousands)	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Cash	$22	$22	$—	$—
Asset allocation funds	931,182	931,182	—	—
Equity funds	271,544	186,396	85,148	—
Guaranteed investment contract funds	114,193	—	114,193	—
Fixed income funds	39,688	39,688	—	—
Common stock	30,708	30,708	—	—

Total assets at fair value	$1,387,337	$1,187,996	$199,341	$—

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2011

            The table below presents the fair value measurements of Plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These Plan assets are all classified as Level 2 according to the fair value hierarchy:

(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

Asset Category
Equity funds	$86,962	$—	Daily	Daily for participant withdrawals 0-90 days for Plan withdrawals

Guaranteed investment contract funds	135,515	—	Daily	Daily for participant withdrawals 12-30 months for Plan withdrawals

	$222,477	$—

    There were no transfers between Level 1 and Level 2 fair value measurements during 2011 or 2010.

Note 6.Related-party Transactions

Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, transactions in these investments, including dividend and interest earned of $20,815,000, qualify as party-in-interest transactions. Fees borne by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants also qualify as party-in-interest transactions. Interest on notes receivable from participants was $1,212,000 in 2011.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2011 and 2010, the Plan purchased shares of Company common stock on the open market having a value of $6,340,000 and $5,235,000, respectively. In 2011 and 2010, the Plan sold shares of Company common stock on the open market having a value of $5,717,000 and $3,591,000, respectively.

Note 7.Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011                                                                                                                                                                                                                                       Supplemental Schedule

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value (In thousands)

Mutual Funds
T. Rowe Price	T. Rowe Price Retirement 2020 Fund (1)	(2)	$181,348
T. Rowe Price	T. Rowe Price Retirement 2025 Fund (1)	(2)	159,602
T. Rowe Price	T. Rowe Price Retirement 2030 Fund (1)	(2)	138,985
T. Rowe Price	T. Rowe Price Retirement 2015 Fund (1)	(2)	122,792
T. Rowe Price	T. Rowe Price Retirement 2035 Fund (1)	(2)	90,319
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	64,056
T. Rowe Price	T. Rowe Price Retirement 2040 Fund (1)	(2)	63,624
T. Rowe Price	T. Rowe Price Retirement 2010 Fund (1)	(2)	58,290
Dodge & Cox	Dodge & Cox Stock Fund	(2)	55,920
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	48,221
PIMCO	PIMCO Total Return Fund	(2)	46,186
T. Rowe Price	T. Rowe Price Retirement 2045 Fund (1)	(2)	30,589
T. Rowe Price	T. Rowe Price Retirement Income Fund (1)	(2)	16,368
T. Rowe Price	T. Rowe Price Retirement 2005 Fund (1)	(2)	15,112
T. Rowe Price	T. Rowe Price Retirement 2050 Fund (1)	(2)	11,572
T. Rowe Price	T. Rowe Price Retirement 2055 Fund (1)	(2)	3,644
T. Rowe Price	T. Rowe Price Summit Cash Reserves Fund (1)	$1,533	1,533

Total mutual funds			1,108,161

Common Collective Trusts
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	130,789
State Street Global Advisors	SSGA S&P 500 Index Fund Class C	(2)	34,538
Jennison Associates	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	28,143
T. Rowe Price	T. Rowe Price Growth Stock Trust Class A(1)	(2)	24,281

Total common collective trusts			217,751

Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	25,978

Participant Loans	Participant Loans (for a term not exceeding 30 years at interest rates ranging from 4.25% to 9.75%) (1)	(2)	27,179

Total			$1,379,069

(1)	Assets are a party-in-interest to the Plan.
(2)	Cost information is not required for participant-directed investments and, therefore, is not included.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2011 and 2010

 Exhibit
Number                  Description of Exhibit

23.1                     Consent of PricewaterhouseCoopers LLP.